Filed Pursuant to Rule 424(b)(2)

File No. 333-159738

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series K, Notes due August 12, 2023	$15,000,000	$1,741.50

(1)

The total filing fee of $1,741.50 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

PRICING SUPPLEMENT No. 116 dated August 8, 2011 (To Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009)

Wells Fargo & Company Medium-Term Notes, Series K

Step-Up Callable Notes Notes due August 12, 2023

■   Quarterly interest payments

■  The per annum fixed rate of interest payable on the notes will increase during the term of the notes:

Years 1-5        3.25%

Years 6-7        4.00%

Years 8-9        4.50%

Years 10-11   5.50%

Year 12            7.00%

■   Redeemable quarterly by Wells Fargo at par after 5 years

■   Unless general interest rates rise significantly, you should not expect to earn the higher stated interest rates described above because the notes are likely to be redeemed

■  If not redeemed by Wells Fargo, term of approximately 12 years

Investing in the notes involves risks. See “Risk Factors” on page PRS-5.

The notes are unsecured obligations of Wells Fargo and all payments on the notes are subject to the credit risk of Wells Fargo. The notes are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Note	100.00%	2.10%	97.90%
Total	$15,000,000	$315,000	$14,685,000

(1)

In addition to the agent discount, the original offering price specified above includes structuring and development costs and offering expenses. Assuming the notes are redeemed on the earliest possible redemption date, the agent discount and structuring and development costs total approximately $46.47 per $1,000 note. If the notes are not redeemed on the earliest possible redemption date, the structuring and development costs will continue to accrue, but in no event will the agent discount and structuring and development costs exceed $80.00 per $1,000 note. See “Plan of Distribution” in the prospectus supplement for further information including information regarding how we may hedge our obligations under the notes.

Wells Fargo Securities

Step-Up Callable Notes Notes due August 12, 2023

Investment Description

The Notes due August 12, 2023 are senior unsecured debt securities of Wells Fargo & Company and are part of a series entitled “Medium-Term Notes, Series K.”

You should read this pricing supplement together with the prospectus supplement dated April 23, 2010 and prospectus dated June 4, 2009 for additional information about the notes. Information included in this pricing supplement supersedes information in the prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

You may access the prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

¡	Prospectus Supplement dated April 23, 2010 and Prospectus dated June 4, 2009 filed with the SEC on April 23, 2010: http://www.sec.gov/Archives/edgar/data/72971/000119312510091748/d424b2.htm

Investor Considerations

We have designed the notes for investors who:

¡	seek a fixed income investment with an interest rate that increases to preset rates during the term of the investment;

¡

seek current income of at least 3.25% per annum (the interest rate applicable for the first through fifth years) and at an interest rate in excess of 3.25% in the sixth through twelfth years, subject to our right to redeem the notes;

¡	understand that the notes may be redeemed by Wells Fargo after five years; and

¡	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

¡	seek a liquid investment or are unable or unwilling to hold the notes to maturity;

¡	expect interest rates to increase beyond the interest rates provided by the notes;

¡	prefer the certainty of investments without an optional redemption feature; and

¡	are unwilling to accept the credit risk of Wells Fargo.

PRS-2

Step-Up Callable Notes Notes due August 12, 2023

Terms of the Notes

Pricing Date:	August 8, 2011

Issue Date:	August 12, 2011

Stated Maturity Date:	August 12, 2023. The notes are subject to redemption by Wells Fargo prior to the stated maturity date as set forth below under “Optional Redemption.” The notes are not subject to repayment at the option of the holder.

Interest Payment Dates:	February 12, May 12, August 12 and November 12, commencing November 12, 2011 and at stated maturity or earlier redemption. Except as described below for the first interest period, on each interest payment date, interest will be paid for the period commencing on and including the immediately preceding interest payment date and ending on the day immediately preceding that interest payment date. This period is referred to as an “interest period.” The first interest period will commence on and include the issue date and end on and include November 11, 2011. Interest payable with respect to an interest period will be computed on the basis of a 360-day year of twelve 30-day months. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest will not accrue during the period from and after the scheduled interest payment date.

Interest Rate:	The per annum interest rate that will apply during the interest periods are as follows:

Commencing August 12, 2011 and ending August 11, 2016

Commencing August 12, 2016 and ending August 11, 2018

Commencing August 12, 2018 and ending August 11, 2020

Commencing August 12, 2020 and ending August 11, 2022

Commencing August 12, 2022 and ending August 11, 2023

3.25% 4.00% 4.50% 5.50% 7.00%

Optional Redemption:	The notes are redeemable by Wells Fargo, in whole or in part, on any interest payment date on or after August 12, 2016 at 100% of their principal amount plus accrued and unpaid interest to, but excluding, the redemption date. Wells Fargo will give notice to the holders of the notes at least 5 days and not more than 30 days prior to the date fixed for redemption in the manner described in the accompanying prospectus supplement under “Description of Notes—Redemption and Repayment of Notes.”

No Listing:	The notes will not be listed on any securities exchange or automated quotation system.

PRS-3

Step-Up Callable Notes Notes due August 12, 2023

Terms of the Notes (Continued)

Agent:	Wells Fargo Securities, LLC. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession of 2.10% of the original offering price of the notes. Such securities dealers may include Wells Fargo Advisors, LLC (“WFA”), one of our affiliates.

Denominations:	$1,000 and any integral multiple of $1,000

CUSIP:	94986RFB2

Tax Consequences:	We will treat the notes as debt instruments for United States federal income tax purposes. Accordingly, you will generally be required to include interest on the notes in income at the time the interest is paid or accrued, depending on your method of accounting for tax purposes (regardless of whether we call the notes). We urge you to read the discussion entitled “United States Federal Income Tax Considerations” below on page PRS-7 for a more detailed discussion of the rules applicable to your notes, and we also urge you to discuss the tax consequences of your investment in the notes with your tax advisor.

PRS-4

Step-Up Callable Notes Notes due August 12, 2023

Risk Factors

Your investment in the notes will involve risks. You should carefully consider the risk factors set forth below as well as the other information contained in the prospectus supplement and prospectus, including the documents they incorporate by reference. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

The Amount Of Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

Interest rates may change significantly over the term of the notes, and it is impossible to predict what interest rates will be at any point in the future. Although the interest rate on the notes will increase to preset rates at scheduled intervals during the term of the notes, the interest rate that will apply at any time on the notes may be more or less than prevailing market interest rates at such time. As a result, the amount of interest you receive on the notes may be less than the return you could earn on other investments.

The Per Annum Interest Rate Applicable At A Particular Time Will Affect Our Decision To Redeem The Notes.

It is more likely that we will redeem the notes prior to the stated maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a conventional fixed-rate non-redeemable note of comparable maturity. If we redeem the notes prior to the stated maturity date, you may not be able to invest in other notes that yield as much interest as the notes.

The Step-Up Feature Presents Different Investment Considerations Than Fixed Rate Notes.

The interest rate payable on the notes during their term will increase from the initial interest rate, subject to our right to redeem the notes. If we do not redeem the notes, the interest rate will step up as described herein. Unless general interest rates rise significantly, you should not expect to earn the higher stated interest rates which are applicable only after the first five years of the term of the notes because the notes are likely to be redeemed prior to the stated maturity date. When determining whether to invest in the notes, you should consider, among other things, the overall annual percentage rate of interest to redemption or maturity as compared to other equivalent investment alternatives rather than the higher stated interest rates which are applicable only after the first five years of the term of the notes.

An Investment In The Notes May Be More Risky Than An Investment In Notes With A Shorter Term.

The notes have a term of twelve years, subject to our right to redeem the notes starting on August 12, 2016. By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise because the likelihood that we will redeem your notes will decrease and the interest rate applicable to your notes during a particular interest period may be less than the amount of interest you could earn on other investments available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

The Notes Are Subject To The Credit Risk Of Wells Fargo.

The notes are our obligations and are not, either directly or indirectly, an obligation of any third party, and any amounts payable under the notes are subject to our creditworthiness. As a result, our actual and perceived creditworthiness may affect the value of the notes and, in the event we were to default on our obligations, you may not receive any amounts owed to you under the terms of the notes.

PRS-5

Step-Up Callable Notes Notes due August 12, 2023

Risk Factors (Continued)

The Inclusion Of The Agent Discount And Structuring And Development Costs In The Original Offering Price Of The Notes And Certain Hedging Costs Are Likely To Adversely Affect The Price At Which You Can Sell Your Notes.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the notes will likely be lower than the original offering price. The original offering price includes, and any price quoted to you is likely to exclude, the agent discount paid in connection with the initial distribution and structuring and development costs and offering expenses. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. We expect such costs will include the projected profit that our hedge counterparty (which may be one of our affiliates) expects to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. The price at which an agent or any other potential buyer may be willing to buy your notes will also be affected by the market and other conditions discussed in the next risk factor.

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by supply and demand of the notes, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. A change in the factors described below could have the following impacts on the value of the notes, assuming all other conditions remain constant. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•

Interest Rates. The value of the notes prior to maturity will be affected by changes in the interest rates in the U.S. market. An increase in interest rates will generally reduce the value of the notes.

•

Our Credit Ratings, Financial Condition And Results Of Operation. Actual or anticipated changes in our credit ratings, financial condition or results of operations may affect the value of the notes. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as whether we exercise our option to redeem the notes, an improvement in our credit ratings, financial condition or results of operation will not reduce the other investment risks related to the notes.

We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to and do not intend to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

PRS-6

Step-Up Callable Notes Notes due August 12, 2023

United States Federal Income Tax Considerations

The following is a general description of certain United States federal income tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the United States federal income tax consequences of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The discussion below applies to you only if you purchase your notes in this offering and you hold your notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns notes as part of a straddle, a hedging, a conversion or other integrated transaction for tax purposes, or

•	a United States person whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

Except as otherwise noted under “—Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a “United States holder” if you are a beneficial owner of a note and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, the notes will be treated as debt instruments for U.S. federal income tax purposes.

Except as provided below, the notes should not be treated as issued with original issue discount (“OID”) despite the fact that the interest rate on the notes is scheduled to step up over the term of the notes because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the notes would be minimized if we call the notes immediately before the increase in the interest rate on August 12, 2016

PRS-7

Step-Up Callable Notes Notes due August 12, 2023

United States Federal Income Tax Considerations (Continued)

and therefore the notes should be treated for OID purposes as fixed-rate notes that will mature prior to the step-up in the interest rate of the notes. This assumption is made solely for purposes of determining whether the notes are issued with OID for U.S. federal income tax purposes and is not an indication of our intention to call or not to call the notes at any time. If we do not call the notes prior to the step up in the interest rate then, solely for OID purposes, the notes will be deemed to be retired and reissued at their adjusted issue price on August 12, 2016. This deemed reissuance should not give rise to taxable gain or loss to you. The same analysis would apply to each subsequent increase in the interest rate and therefore the notes should never be treated as issued with OID for U.S. federal income tax purposes except as provided below.

Under this approach, and subject to the discussion in the following paragraphs, the coupon on a note will be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your normal method of accounting for tax purposes (regardless of whether we call the notes.)

If we do not call the notes prior to the step-up in the interest rate on August 12, 2022, then, because the period between the interest payment date on August 12, 2022 and the final maturity date of the notes is one year or less, the notes, upon their deemed reissuance on August 12, 2022, may be treated as short-term debt instruments for OID purposes (but not for purposes of determining the holding period of your notes). The remainder of this disclosure assume the notes will be so characterized and treated. This deemed reissuance should not give rise to taxable gain or loss to U.S. holders.

In general, if you are an individual or other cash basis United States holder, you are not required to accrue OID (which term for the purpose of this paragraph includes the interest payments on your notes) for United States federal income tax purposes during the period the notes would be treated as short-term debt instruments unless you elect to do so (although you may be required to include any stated interest in income as you receive it). If you are an accrual basis taxpayer, a cash basis taxpayer who so elects, or a taxpayer in a special class, you will be required to accrue OID during the period the notes are treated as short-term debt instruments on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale, exchange, redemption, maturity or other disposition of your notes after August 12, 2022 will be ordinary income to the extent of the accrued OID, which will be determined on a straight-line basis unless you make an election to accrue the OID under the constant-yield method, through the date of the disposition. However, if you are not required and do not elect to accrue OID, you will be required to defer deductions for interest on borrowings allocable to your notes in an amount not exceeding the deferred income until the deferred income is recognized. You should consult your own tax advisor as to the application of the short-term debt rules to your notes.

Except as provided for in the previous paragraph, upon the sale, exchange, redemption (i.e., if we exercise our right to call the notes or otherwise), maturity or other disposition of your notes, you will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) your adjusted tax basis in the note. If you are an initial holder that purchased the notes at par, your adjusted tax basis should generally equal the price you paid for the notes. Capital gain of individual taxpayers from the sale, exchange, redemption, maturity or other disposition of a note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption, maturity or other disposition of a note is subject to significant limitations.

If you purchase the notes at a price lower than the principal amount of the notes, you may be subject to the rules governing market discount. If you purchase the notes at a price higher than the principal amount of the notes, and

PRS-8

Step-Up Callable Notes Notes due August 12, 2023

United States Federal Income Tax Considerations (Continued)

if you so elect, you will be subject to the rules governing amortizable bond premium. In either case, you should consult your tax advisor as to the possible application of these rules to you.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the “Medicare tax”) on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income will generally include its gross interest income and its net gains from the sale, exchange or maturity of the notes, unless such gross interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your gains in respect of your investment in the notes.

Non-United States Holders. If you are not a United States holder, subject to the discussion of backup withholding and information reporting below, payments of interest (including gain from the sale or exchange of a note that is attributable to accrued interest) in respect of your notes will not be subject to U.S. federal income tax or withholding tax provided that:

•

you do not actually or constructively own 10% or more of the total combined voting power of all classes of our capital stock that are entitled to vote, within the meaning of Section 871(h)(3) of the Code;

•	you are not a “controlled foreign corporation” that is, directly or indirectly, related to us through stock ownership;

•	you are not a bank whose receipt of interest on your notes is described in Section 881(c)(3)(A) of the Code;

•	the interest is not effectively connected with the conduct of a trade or business in the United States; and

•

you (i) provide your name and address and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on Internal Revenue Service (the “IRS”) Form W-8BEN (or other applicable form)); or (ii) hold your notes through certain foreign intermediaries and satisfy the certification requirements of applicable Treasury Regulations. Special certification rules apply to holders that are pass-through entities.

If the requirements described above are not satisfied, a 30% withholding tax will generally apply to the gross amount of interest on the notes that is paid to you. If the interest is effectively connected with the conduct of a trade or business within the United States, you would not be subject to the 30% withholding tax provided you certify as provided on IRS Form W-8ECI; however, you would be subject to United States federal income tax in the same manner as United States holders as described above, unless an applicable income tax treaty provides otherwise, and, if you are a corporation, you could be subject to a branch profits tax with respect to such income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

In addition, you generally will not be subject to United States federal income tax on capital gain realized on the sale, exchange, redemption, maturity or other disposition of the notes, unless:

•	you are an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met; or

PRS-9

Step-Up Callable Notes Notes due August 12, 2023

United States Federal Income Tax Considerations (Continued)

•	the gain is effectively connected with your conduct of a trade or business in the United States (or, if certain tax treaties apply, is attributable to a permanent establishment in the United States).

If the first exception applies to you, you generally will be subject to United States federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains allocable to United States sources (including gains from the sale, exchange or maturity of the notes) exceed capital losses allocable to United States sources. If the second exception applies to you, you generally will be subject to United States federal income tax with respect to such gain in the same manner as United States holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, corporations could be subject to a branch profits tax with respect to such gain at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

Backup Withholding and Information Reporting. In general, if you are a non-corporate United States holder, Wells Fargo and other payors are required to report to the IRS all payments made to you on your notes. In addition, Wells Fargo and other payors are required to report to the IRS any payment of proceeds of the sale or exchange of your notes before maturity within the United States (as well as the proceeds of certain sales outside the United States). Additionally, backup withholding will apply to any payments made to you on your notes if you fail to provide an accurate taxpayer identification number or you are notified by the IRS that you have failed to report all interest and dividends required to be shown on your United States federal income tax returns. If you are a non-United States holder of notes, we must report annually to the IRS and to you the amount of interest payments we make to you and the tax withheld with respect to such payments, regardless of whether withholding was required. You will generally not be subject to backup withholding regarding payments we make to you provided that we do not have actual knowledge or reason to know that you are a United States holder and you comply with certain certification and identification requirements as to your foreign status.

PRS-10